As filed with the Securities and Exchange Commission on May 18, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act Of 1934

Air T, Inc.

(Name of Subject Company (Issuer))

Air T, Inc.
(Name of Filing Person (Issuer))

Common Stock, par value $0.25
(Title of Class of Securities)

009207101
(CUSIP Number of Securities)

Mark Jundt
Air T, Inc.
5930 Balsom Ridge Road
Denver, North Carolina 28037
Telephone: (828) 464-8741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Philip T. Colton Winthrop & Weinstine, P.A. Suite 3500, 225 South Sixth Street Minneapolis, Minnesota 55402 Telephone: (612) 604-6400

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$4,830,000*	$532.27**

*

Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the offer to exchange shares of Common Stock for not more than 138,000 shares of Common Stock for not more than 193,200 shares of Air T Funding Alpha Income Trust Preferred Securities (also referred to as the 8.0% Cumulative Securities) par value $25.00 per share (the “TruPS”) valued at their liquidation value of $25.00 per share.

**	Calculated at $110.20 per $1,000,000 of the Transaction Valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing party: ☐
Form or registration No.: ☐	Date filed: ☐

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐          Third-party tender offer subject to Rule 14d-1.

☒          Issuer tender offer subject to Rule 13e-4.

☐          Going-private transaction subject to Rule 13e-3.

☐          Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

i

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (as amended from time to time, this “Schedule TO”) relates to the offer by Air T, Inc. a Delaware corporation (together with its subsidiaries, “Air T” or the “Issuer”), to exchange up to 138,000 shares of its Common Stock, par value $0.25 per share (the “Common Stock”) for shares of Air T Funding Alpha Income Trust Preferred Securities, par value $25.00 per share (the “TruPS”), upon the terms and subject to the conditions contained in the Exchange Offer dated May 18, 2023 and the related Letter of Transmittal (such transaction, the “Exchange Offer”).

The Exchange Offer and the Letter of Transmittal are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. In addition, Air T stockholders will registered TruPS and the Issuer currently anticipates filing a registration statement with respect to such TruPS in the near future. A Prospectus with respect to such TruPS will be delivered to stockholders when available. The Exchange Offer, the Letter of Transmittal attached to this Schedule TO and the Prospectus, as amended and supplemented from time to time, are referred to herein as the “Disclosure Documents.” This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Disclosure Documents, including all schedules, is hereby expressly incorporated by reference in answer to all items in this Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Exchange Offer in the section entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	Name and Address

The name of the subject company is Air T, Inc.. The address of the Issuer’s principal executive offices is 5930 Balsom Ridge Road, Denver, North Carolina 28037. Its telephone number is (828) 464-8741.

(b)	Securities

The information set forth in the Exchange Offer on the cover page thereto, the “Summary Term Sheet” and in the section entitled “Exchange of Shares” is incorporated herein by reference.

As of April 12, 2023, there were 2,817,954 shares of Common Stock issued and outstanding. Pursuant to our Restated Certificate of Incorporation dated October 30, 2001, as amended, our authorized capital stock consists of 4,000,000 authorized shares of Common Stock”) and 2,000,000 shares of undesignated preferred stock, par value $1.00. The Preferred Stock is not registered under Section 12 of the Exchange Act.

As of April 12, 2023, there were 1,240,085 shares of Air T Funding Alpha Income Trust Preferred Securities, par value $25.00 (the TruPs”) issued and outstanding. The Air T Funding Declaration of Trust, as amended authorizes $100,000,000 of TruPs shares.

(c)	Trading and Market Price

The information set forth in the Exchange Offer in the section entitled “Price Range of Shares and TruPs Shares; Dividends/Distributions” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address

The filing person is the Issuer. The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Issuer:

Name	Position
Nicholas Swenson	Chairman, Chief Executive Officer and President
Raymond Cabillot	Director
Gary Kohler	Director
Peter McClung	Director
Travis Swenson	Director
Brian Ochocki	Chief Financial Officer, Principal Accounting Officer and Treasurer

The Issuer’s directors and executive officers can be reached at the Issuer’s business address and phone number set forth in response to Item 2(a) above.

Air T, Inc. created Air T Funding by the execution of a Trust Agreement and a Certificate of Trust that was filed with the Secretary of State of Delaware on September 28, 2018. The Trust Agreement was amended and restated by that certain Second Amended and Restated Trust Agreement dated June 23, 2021. The principal executive office of the Trust is located at the Delaware Trust Company, 251 Little Falls Drive, New Castle, DE 19808, and the telephone number of the trust is (828) 464-8741. The Delaware Trustee of the trust is the Delaware Trust Company. Brian Ochocki and Mark Jundt are the administrative trustees of Air T Funding.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth on the cover page of the Exchange Offer and in the sections of the Exchange Offer titled “Summary Term Sheet,” “Notice to Investors, “Introduction” and “The Exchange Offer,” is incorporated herein by reference.

(b)	Purchases.

The information set forth in the sections of the Exchange Offer to Exchange titled “Summary Term Sheet” and “The Exchange Offer – Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the sections of the Exchange Offer titled “Transactions in Common Shares,” “The Exchange Offer – Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and “Indemnification” is incorporated herein by reference. See also Item 2 above. The Description of the TruPS contained in the Prospectus to be provided to stockholders when available is also incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes.

The information set forth in the section of the Exchange Offer titled “Summary Term Sheet – What is the purpose of the Exchange Offer?” and “Purpose of the Exchange Offer; Certain Effects of the Exchange Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

Common Shares accepted for exchange by us in the Exchange Offer will be cancelled.

(c)	Plans.

The information set forth in the sections of the Exchange Offer titled “Summary Term Sheet – What is the purpose of the Exchange Offer? And -- Does the Company intend to repurchase any Shares other than pursuant to the Exchange Offer during or after the Exchange Offer,” “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

In addition, the Issuer’s definitive proxy statement on Schedule 14A, filed with the SEC on July 5, 2022, is incorporated herein by reference in its entirety.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds.

Assuming full participation in the Exchange Offer, tendering stockholders would receive, in the aggregate, a maximum of 193,200 TruPS shares upon conversion in the Exchange Offer. The Issuer intends to pay the cash for any fractional shares with funds on hand.

(b)	Conditions.

The information set forth in the sections of the Exchange Offer titled “Summary Term Sheet – Are there any Conditions to the Exchange Offer,” and “Conditions of the Exchange Offer” are incorporated herein by reference..

(c)	Borrowed Funds.

Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership.

The information set forth in the section of the Exchange Offer titled “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated here by reference.

(b)	Securities Transactions.

The information set forth in the section of the Exchange Offer titled “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated here by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations.

No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Exchange Offer, other than certain employees of the Issuer, none of whom will receive any special or additional compensation in connection with the Exchange Offer beyond their normal compensation.

See the information set forth in the Exchange Offer under the caption “Notice to Investors.”

ITEM 10. FINANCIAL STATEMENTS.

(a)	Financial Information.

The information set forth in the sections of the Offer to Exchange titled “Selected Historical Financial Data,” “Capitalization,” and the financial statements contained in the reports set forth in the section of the Offer to Exchange titled “Incorporation by Reference,” are incorporated herein by reference.

A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to Brian Ochocki, our CFO, by phone at (828) 464-8741, or by mail addressed to Brian Ochocki, CFO, at 5930 Balsom Ridge Road, Denver, North Carolina 28037.

(b)	Pro Forma Information.

The information set forth in the sections of the Offer to Exchange titled “Summary of Fees and Expenses” and “Capitalization” is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a)              Agreements, regulatory requirements and legal proceedings.

(a)(1)         The information set forth in the sections of the Exchange Offer titled “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2)         Not applicable.

(a)(3)         Not applicable.

(a)(4)         Not applicable.

(a)(5)         Not applicable.

(c)              The Exchange Offer, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

ITEM 12. EXHIBITS.

(a)	Exhibits.

Exhibit No.	Document
(a)(1)(i)	Exchange Offer dated May 18, 2023. (1)

(a)(1)(ii)	Letter of Transmittal. (1)

(a)(1)(iii)	Form of Depositary Agreement, dated May 18, 2023, between the Issuer and American Stock Transfer & Trust Company, LLC. (1)

(a)(5)(i)	Press Release dated May 18, 2023. (1)

(b)	Not applicable.

(d)(1)	Restated Certificate of Incorporation dated October 30, 2001. (incorporated by reference to Exhibit 3.1 to Form 10-K filed June 28, 2022)

(d)(2)	Amendment to Certificate of Incorporation effective August 18, 2021 (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement filed July 19, 2021)

(d)(3)	Second Amended and Restated Trust Agreement of Air T Funding dated as of June 23, 2021. (incorporated by reference to Exhibit 10.31 to the Company’s Form 10-K filed June 25, 2021)

(g)	Not applicable.

(h)	Not applicable.

(b)	Filing Fee Exhibit.

Filing Fee Table.(1)

______________

(1)	Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Air T, Inc.

By:	/s/ Brian Ochocki
Name:	Brian Ochocki
Title:	Chief Financial Officer

Dated as of: May 18, 2023